Condensed Interim Consolidated Financial Statements

For the Second Quarter Ended June 30, 2014

Notice to Reader

These unaudited condensed interim consolidated financial statements have been prepared by management and have not been reviewed by the Company’s auditor.

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - in U.S. dollars)

		June 30,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents	3	$4,614,896	$2,267,578
Short-term investments		128,981	137,209
Accounts receivable	3a, 10b	432,658	7,654,640
Due from related parties	11	121,135	13,856
Prepaids and other	8	680,934	4,270,851
Total Current Assets		5,978,604	14,344,134
Non-current assets
Restricted funds	5	389,163	385,360
Deposits on long-lead equipment	4	11,670,924	11,670,924
Development costs	6	197,366,121	182,222,232
Property, plant, and equipment	4	87,128,787	86,392,662
Mineral properties	6	24,592,564	24,592,564
Other receivable	3a, 10b	8,441,189	-
Other assets	5	3,659,905	2,373,583
Total Assets		$339,227,257	$321,981,459
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$11,796,027	$4,425,550
Other liability	6	2,969,225	3,002,801
Warrants liability	8, 9d	-	1,683,077
Current portion of long-term debt	8	115,016,923	93,515,920
Total Current Liabilties		129,782,175	102,627,348
Non-current liabilities
Deferred income tax liability		-	3,369,000
Derivative liability	8	2,316,491	1,935,085
Long-term debt	8, 11	6,522,429	6,282,445
Total liabilities		138,621,095	114,213,878
Shareholders' equity
Share capital	9	222,547,785	220,976,846
Reserves		29,184,041	27,015,682
Deficit		(51,125,664)	(40,224,947)
Total Shareholders' Equity		200,606,162	207,767,581
Total Liabilities and Shareholders' Equity		$339,227,257	$321,981,459
Commitments	13

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
(Unaudited - in U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2014	2013	2014	2013

EXPENSES
Salaries and benefits	11	$708,638	$479,354	$1,338,769	$961,298
Stock-based compensation	9	240,229	469,119	609,634	1,024,961
Exploration and project investigation		8,868	286,834	32,582	1,002,846
Legal, accounting and audit		1,526,219	185,648	2,945,541	461,668
Travel		35,234	79,704	108,412	104,095
Consulting		46,081	21,299	111,841	31,910
Filing and regulatory fees		97,158	30,177	126,227	87,993
Recruiting fees		-	847	16,908	847
Office and administration	11	160,469	146,730	312,248	238,528
Rent	11	111,768	81,534	220,456	160,245
Investor relations		106,251	22,471	158,812	65,360
Directors' fees		162,094	47,819	222,915	93,405
Insurance		88,460	104,499	177,824	193,986
Membership and conferences		2,360	5,041	4,793	5,998
Amortization and depreciation		76,537	107,250	158,735	193,768
Fiscal and advisory services		5,455	10,884	14,372	14,918
Loss from operations		(3,375,821)	(2,079,210)	(6,560,069)	(4,641,826)
Interest and other income		103,921	462,910	205,351	633,658
Other expenses		(89,332)	(136,889)	(173,678)	(266,589)
Gain on shares, warrants and derivatives	8	4,345,049	15,425	71,694	(80,370)
Foreign exchange loss		(478,707)	(29,830)	(177,287)	(21,467)
Interest and finance charges	8	(7,525,092)	(8,085)	(7,635,728)	(12,852)
Loss before income taxes		(7,019,982)	(1,775,679)	(14,269,717)	(4,389,446)
Deferred income tax recovery (expense)		2,925,000	(10,427)	3,369,000	392,892
Net loss and comprehensive loss for the period		$(4,094,982)	$(1,786,106)	$(10,900,717)	$(3,996,554)

Loss per share
- Basic		$(0.03)	$(0.01)	$(0.07)	$(0.03)
- Diluted		$(0.03)	$(0.01)	$(0.07)	$(0.03)
Weighted average number of shares outstanding -
- Basic		145,454,804	144,349,352	145,348,870	144,242,900
- Diluted		145,454,804	144,349,352	145,348,870	144,242,900

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - in U.S. dollars)

		Six months ended
		June 30,
	Notes	2014	2013
Cash flows used in operating activities
Net loss and comprehensive loss for the period		$(10,900,717)	$(3,996,554)
Items not involving cash
Amortization and depreciation		158,735	193,768
Unrealized foreign exchange loss		192,400	21,943
Accretion income		-	(140,082)
Stock-based compensation		609,634	1,024,961
Deferred income tax recovery		(3,369,000)	(392,892)
(Gain) Loss on shares, warrants, derivative liability and other		(88,891)	77,232
Financing costs	8	7,622,782	-
		(5,775,057)	(3,211,624)
Changes in non-cash working capital items	10a	3,707,264	(715,908)
Cash used in operating activities		(2,067,793)	(3,927,532)
Financing activities
Shares issued for cash	9c	545,347	11,297
Proceeds from issuance of debt	8	16,000,000	-
Prepaid debt issuance costs		(1,573,282)	(1,056,791)
Cash provided by (used in) financing activities		14,972,065	(1,045,494)

Investing activities
Deposits on long-lead equipment		-	(738,831)
Development cost expenditures		(7,286,278)	(12,015,449)
Property, plant and equipment expenditures		(916,057)	(3,645,809)
Advances to joint venture	10b	(1,016,900)	(1,667,626)
Proceeds from long-term receivable		-	750,000
Proceeds from sale of short-term investments		32,508	-
Purchase of other assets		(1,372,345)	(350,089)
Cash used in investing activities		(10,559,072)	(17,667,804)

Effect of exchange rate changes on cash and cash equivalents		2,118	(21,251)
Increase (decrease) in cash and cash equivalents		2,347,318	(22,662,081)
Cash and cash equivalents, beginning of period		2,267,578	29,050,005
Cash and cash equivalents, end of period		$4,614,896	$6,387,924

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity
Balance at December 31, 2013	144,552,776	$220,976,846	$27,015,682	$(40,224,947)	$207,767,581
Proceeds from exercise of stock options	976,409	1,046,989	(501,642)	-	545,347
Restricted shares and restricted share units issued, net of forfeitures	(37,500)	200,026	(200,026)	-	-
Shares issued for settlement of convertible notes interest	104,520	323,924	-	-	323,924
Stock-based compensation expense	-	-	609,648	-	609,648
Stock-based compensation capitalized, net of forfeitures	-	-	851,135	-	851,135
Warrants liability transferred to reserves (Note 9d)	-	-	1,409,244	-	1,409,244
Net loss and comprehensive loss for the period	-	-	-	(10,900,717)	(10,900,717)
Balance at June 30, 2014	145,596,205	$222,547,785	$29,184,041	$(51,125,664)	$200,606,162

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity
Balance at December 31, 2012	144,086,728	$220,339,132	$26,416,067	$(33,728,780)	$213,026,419
Proceeds from exercise of stock options	16,667	16,596	(5,299)	-	11,297
Restricted shares and restricted share units issued, net of forfeitures	248,667	348,855	(348,855)	-	-
Stock-based compensation expense	-	-	1,025,050	-	1,025,050
Stock-based compensation capitalized, net of forfeitures	-	-	(195,753)	-	(195,753)
Net loss and comprehensive loss for the period	-	-	-	(3,996,554)	(3,996,554)
Balance at June 30, 2013	144,352,062	$220,704,583	$26,891,210	$(37,725,334)	$209,870,459

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 555 - 999 Canada Place, Vancouver, British Columbia V6C 3E1. The Company is domiciled in Canada and its common shares are listed on the Toronto Stock Exchange and NYSE MKT LLC under the symbol “AZC”. The Company’s most significant asset is the Rosemont copper project (“Rosemont” or “Rosemont Project”) which is located near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $10.9 million for the six months ended June 30, 2014, and will require further funding in the near term in order to meet its obligations as they come due. During July 2014, HudBay Minerals Inc. (“Hudbay”) publicly disclosed that it had acquired shares of the Company to bring its ownership to approximately 96% of the Company’s issued and outstanding common shares, and extended a credit facility to the Company. The Company is dependent on the willingness and ability of Hudbay to fund the Company’s ongoing expenditures. Refer to Note 15 for further details subsequent to June 30, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these condensed interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2013, except for those described in Note 2d. The condensed interim consolidated financial statements were authorized for issue in accordance with an Audit Committee resolution dated August 12, 2014.

(b)	Basis of presentation

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The comparative figures presented in these condensed interim consolidated financial statements are in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of derivative liability, long-term debt and stock-based compensation expense.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

(c)	Basis of consolidation

The condensed interim consolidated financial statements of the Company include the following significant subsidiaries:

	Place of	Percentage
Name of Subsidiary	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company accounts for its rights to the assets, liabilities, income and expense of its 92.05% interest in the Rosemont Project, which is held by Rosemont Copper Company (“RCC”) and its 85.0% interest (December 31, 2013 – 82.2%) in JPAR LLC, which is held by Cobre Verde Development Corporation (Note 3). All intercompany transactions and balances are eliminated on consolidation.

(d)	Adoption of New or Amended IFRS

Levies

Effective January 1, 2014, the Company adopted IFRIC 21, Levies (“IFRIC 21”) with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property taxes.

A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. IFRIC 21 defines an obligating event as the activity that triggers the payment of the levy, as identified by legislation. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The adoption of IFRIC 21 did not affect the Company’s financial results or disclosures and there were no changes required to the existing accounting treatment of levies.

Future Accounting Changes

Financial Instruments

IFRS 9, Financial Instruments replaces IAS 39, Financial Instruments: Recognition and Measurement. The IASB recently suspended the original planned effective date of January 1, 2015, and at present the effective date will be January 1, 2018. The Company is currently evaluating the impact the final standard will have on its condensed interim consolidated financial statements.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

3.	INTERESTS IN JOINT ARRANGEMENTS

a)	Rosemont Project

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Partner”), a company formed by Korea Resources Corporation and LG International Corp. to hold their interest in the Rosemont joint venture, executed an Earn-In Agreement (the “EI Agreement”) whereby UCM can acquire up to a 20% interest in the Rosemont joint venture by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont Project as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”); and once the material permits are issued Tranche 2 - $106 million for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont joint venture, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70 million and earned a 7.95% interest in the Rosemont joint venture. The Company is currently funding the Pre-Construction Costs until such time the final Record of Decision (“ROD”) has been issued and project financing is in place.

The following is a summary of selected financial information of the Rosemont Project which is considered to be a joint operation at June 30, 2014 and December 31, 2013, on a 92.05% basis:

	June 30,	December 31,
Statement of Financial Position	2014	2013
Cash and cash equivalents	$316,307	$249,131
Other current assets	556,980	4,039,477
Non-current assets	279,694,846	278,762,282
Current liabilities	(7,122,311)	(3,255,535)
Other current liability	(2,969,222)	(3,002,802)
Deficit	11,254,449	2,967,072

	Six months ended June 30,
Statement of Cash Flows	2014	2013
Cash used in operating activities	$(3,808,554)	$(1,123,204)
Cash provided by financing activities	9,043,466	17,028,410
Cash used in investing activites	(5,167,736)	(16,104,956)
Increase (decrease) in cash and cash equivalents	67,176	(199,750)
Cash and cash equivalents, beginning of period	249,131	224,709
Cash and cash equivalents, end of period	$316,307	$24,959

For the six months ended June 30, 2014, the Rosemont Project incurred an operating loss of $8.3 million (2013 - $0.3 million), which included $7.7 million of capitalized project financing costs that were expensed during the second quarter when the project financing mandate letter expired.

UCM did not acquire any additional interest in the Rosemont Project during the three and six months ended June 30, 2014 and 2013.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the Rosemont Project for Pre-Construction Costs and is repayable after the final ROD is received. During the six months ended June 30, 2014, the Company advanced $9.8 million (Cumulative to-date - $92.7 million) to the Rosemont Project, of which 7.95% is due from UCM (Note 10b). The receivable from UCM was reclassified from current to non-current during the second quarter based on management’s assessment of the likely timeline for development of the Rosemont Project.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)	JPAR LLC

On August 24, 2012, Cobre Verde Development Corporation (“CVDC”) and SICAN Inc., a wholly-owned subsidiary of Community Water Company of Green Valley (“CWCGV”) entered into a joint arrangement (“JPAR”) to construct and operate the CWCGV Central Arizona Project Water Delivery System (the “CAP WDS”) in order to replenish the groundwater used for the Rosemont mining operation. JPAR is governed by an operating agreement which outlines the roles and responsibilities of each partner, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding the construction of the CAP WDS which is estimated to cost $24 million and SICAN is responsible for project management.

JPAR is accounted for as a joint operation and as at June 30, 2014, the assets were accounted for on an 85.0% basis (December 31, 2013 – 82.2%), except for cash and accounts payables which are accounted for at 100%. The following table summarizes the Company’s ownership of JPAR assets and liabilities as at June 30, 2014 and December 31, 2013:

	June 30,	December 31,
Statement of Financial Position	2014	2013
Cash and cash equivalents	$64,616	$75,618
Non-current assets	1,860,222	1,590,904
Current liabilities	-	(101,787)

	Six months ended June 30,
Statement of Cash Flows	2014	2013
Cash used in operating activities	$-	$-
Cash provided by financing activities	306,095	582,704
Cash used in investing activites	(317,097)	(467,180)
Increase in cash and cash equivalents	(11,002)	115,524
Cash and cash equivalents, beginning of period	75,618	73,151
Cash and cash equivalents, end of period	$64,616	$188,675

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

						Long-lead
					Furniture and	Equipment and
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2013	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869
Additions	590,184	-	4,602	8,443	528	2,761,686	3,365,443
Disposals	-	-	(14,451)	-	-	-	(14,451)
As at December 31, 2013	$6,269,824	$3,806,144	$454,631	$791,182	$780,070	$75,276,010	$87,377,861

As at January 1, 2014	$6,269,824	$3,806,144	$454,631	$791,182	$780,070	$75,276,010	$87,377,861
Additions	-	-	-	1,413	12,330	840,149	853,892
Disposals	-	-	-	-	(10,378)	-	(10,378)
As at June 30, 2014	$6,269,824	$3,806,144	$454,631	$792,595	$782,022	$76,116,159	$88,221,375

						Long-lead
					Furniture and	Equipment and
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2013	$-	$-	$289,544	$81,277	$353,816	$-	$724,637
Depreciation	-	-	72,883	37,402	164,728	-	275,013
Disposals	-	-	(14,451)	-	-	-	(14,451)
As at December 31, 2013	$-	$-	$347,976	$118,679	$518,544	$-	$985,199

As at January 1, 2014	$-	$-	$347,976	$118,679	$518,544	$-	$985,199
Depreciation	-	-	24,052	21,265	73,789	-	119,106
Disposals	-	-	-	-	(11,717)	-	(11,717)
As at June 30, 2014	$-	$-	$372,028	$139,944	$580,616	$-	$1,092,588

Net Book Value:
As at December 31, 2013	$6,269,824	$3,806,144	$106,655	$672,503	$261,526	$75,276,010	$86,392,662
As at June 30, 2014	$6,269,824	$3,806,144	$82,603	$652,651	$201,406	$76,116,159	$87,128,787

As at June 30, 2014, the long-lead equipment has not been placed into service; hence, the Company has not recognized any depreciation on such long-lead equipment.

Deposits on long-lead equipment

As at June 30, 2014 and December 31, 2013	$11,670,924

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

5.	OTHER ASSETS

	Long-term	Leasehold	Other	Computer
	Receivable	Improvements	Assets	Software	Total
As at January 1, 2013	$2,030,975	$-	$108,186	$948,741	$3,087,902
Annual payment and final settlement proceeds
Loss on final settlement	(206,849)	-	-	-	(206,849)
Interest accretion	225,874	-	-	-	225,874
Amortization	-	-	(49,779)	(79,578)	(129,357)
Additions	-	678,846	240,021	527,146	1,446,013
As at December 31, 2013	$-	$678,846	$298,428	$1,396,309	$2,373,583

As at December 31, 2013	$-	$678,846	$298,428	$1,396,309	$2,373,583
Amortization	-	-	(46,394)	(39,629)	(86,023)
Additions	-	1,372,345	-	-	1,372,345
As at June 30, 2014	$-	$2,051,191	$252,034	$1,356,680	$3,659,905

Leasehold Improvements

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde”) was awarded a 25-year concession by the Administraci n Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico, with an option to extend the concession. At the end of the concession, the facility and related infrastructure assets will be transferred to API at no cost. The concession arrangement is accounted for as operating leases under IAS 17, Leases, and the costs for the design, engineering and construction of the export facility are accounted as leasehold improvements. On commencement of operations, the carrying value will be amortized on a straight-line basis over the concession period. Cobre Verde provided an irrevocable $0.4 million standby letter of credit to API as collateral to the concession and the amount is classified as restricted funds. For the six months ended June 30, 2014, Cobre Verde had incurred expenditures of $1.4 million on engineering, concession payments and project related costs.

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The Company owns 92.05% of the Rosemont Project, which is in Pima County, Arizona, located approximately 50 kilometres southeast of City of Tucson, Arizona, and near a number of large porphyry type producing copper mines. The Rosemont property remains subject to a 3% net smelter royalty. The Rosemont property consists of 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing leases.

Mineral properties costs:
As at June 30, 2014 and December 31, 2013	$24,592,564

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Development costs:
As at January 1, 2013	$152,708,037
Permitting, engineering and on-going support activities	20,784,999
Capitalized loan interest and financing charges	5,696,451
Purchase of mitigation land	3,463,029
Capitalized stock-based compensation, net of forfeitures	(430,284)
As at December 31, 2013	182,222,232
Permitting, engineering and on-going support activities	8,055,555
Capitalized loan interest and financing charges	6,292,753
Capitalized stock-based compensation (Note 11)	795,581
As at June 30, 2014	$197,366,121

On September 30, 2013, the Company exercised its option under a land purchase option agreement to purchase land for $5.3 million of which $1.9 million of option payments have already been paid. The land will become part of Rosemont’s land conservation program to protect wildlife and vegetation. A promissory note in the amount of $3.5 million was issued to the seller and bears interest at 3% per annum. The promissory note is to be repaid in three payments of: $125,000 on March 31, 2014 (paid), $125,000 (paid) on May 30, 2014 and $3,280,000 on the earlier of 90 days following receipt of the final ROD or September 24, 2014, plus accrued interest. The fair value of the promissory note was estimated at $3.2 million which was calculated based on an effective interest rate of 9.3% and is recognized in other liability. Title to the land will be transferred to the Company upon the final payment of $3,280,000 plus accrued interest.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
Due within the year	2014	2013
Trade payables and accrued liabilities	$4,487,814	$1,045,107
Project related payables	7,308,213	3,380,443
	$11,796,027	$4,425,550

8.	LONG-TERM DEBT

	June 30,	December 31,
	2014	2013

Red Kite Loan	$115,016,923	$93,515,920
Unsecured convertible notes	6,522,429	6,282,445

Long-term debt	121,539,352	99,798,365
Less:
Current portion of long-term debt	(115,016,923)	(93,515,920)

Long-term portion	$6,522,429	$6,282,445

Red Kite Loan

On December 12, 2013, the Company closed a $26.6 million increase ("Additional Commitment") to the existing $83 million loan facility ("Existing Loan") with RK Mine Finance Trust I (“Red Kite”). The Additional Commitment to the Existing Loan will total $109.6 million once the Additional Commitment has been fully drawn and are hereinafter referred to collectively as the “Expanded Loan”. In connection with the Expanded Loan, the Company paid an arrangement fee of $0.8 million and issued 3.3 million common share purchase warrants to Red Kite with an exercise price of $2.12 per warrant which expires on December 12, 2016. The terms for the Additional commitment were substantially the same as the Existing Loan, which included a copper concentrate off-take agreement, interest payable at LIBOR plus 4.50% (June 30, 2014 – 4.73% and December 31, 2013 – 4.75%) per annum compounded quarterly and a maturity date of July 21, 2014. The Expanded Loan is collateralized against the Company’s assets, including all shares of RCC, the Company’s wholly-owned subsidiary that holds the Rosemont assets. The Expanded Loan includes specified loan covenants which are assessed regularly and the Company is in compliance with these covenants. Following several amendments and extensions, the Expanded Loan will mature on September 21, 2014. On August 7, 2014, the Company gave notice to Red Kite of its intention to repay the Expanded Loan on August 14, 2014. Refer to Note 15b for details on debt repayment subsequent to June 30, 2014.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Under IAS 32, Financial Instruments Presentation, the warrants have an exercise price that may be subject to adjustment under certain conditions. As a result, the warrants, which had a fair value of $1.6 million on the date of issue, were classified as a warrants liability. The warrants liability is fair valued at each balance sheet date with changes in the fair value being recognized in the Condensed Interim Consolidated Statements of Comprehensive Loss. On January 8, 2014, the warrants were no longer subject to any price adjustment, which resulted in the reclassification of the fair value to reserves, a component of shareholder’s equity. The fair value of the warrants on January 8, 2014 was based on the following assumptions:

	January 8,	December 31,
	2014	2013
Expected life in years	2.9	2.9
Expected volatility	70%	70%
Expected dividend yield	0%	0%
Risk-free interest rate	1.21%	1.21%
Weighted average fair value of option	$0.43	$0.51

Under the terms of the off-take agreement, the Company will supply Red Kite with 20% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when cumulative 1.5 million dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing.

The Company incurred $2.9 million of financing costs, which included the initial fair value of the 3.3 million common share purchase warrants, relating to the Additional Commitment and deducted from the Tranche 1 and 2 loan proceeds. The carrying value of the Additional Commitment is accreted to its estimated cash outflow using the effective interest method. For the six months ended June 30, 2014 and 2013, the Company recorded interest expense of $2.9 million and $2.6 million, respectively, which was calculated based on an effective interest rate of 10.6% (December 31, 2013 – 11.1%) and has been capitalized to development costs.

Unsecured Convertible Notes

On August 14, 2013, the Company entered into a Notes Purchase Agreement (the “Notes”) with two major shareholders (“Note Holders”), including Richard W. Warke, the Company's Executive Chairman providing for the issuance by the Company of an aggregate of Cdn$10 million in Notes. The Notes mature 5 years from the effective date of each of the Notes and bear interest at 7% rate per annum, payable semi-annually. The Company may at its option redeem the Notes after 3 years assuming the Company’s stock price is trading at least at 125% of the conversion price for 20 consecutive trading days ending 5 trading days prior to the date on which a written notice of redemption is provided. The Notes also provide the Note Holders thereof with an option to convert the principal into Common Shares at a conversion price equal to a 30% premium over the volume weighted average trading price on the TSX for the 5 trading days prior to the last business day before the closing date of each tranche of the Notes. A commitment fee of $0.1 million was paid to each of the Note Holders pursuant to the Notes Purchase Agreement. The Company issued the Notes for the full Cdn$10 million in four tranches between September 4 and October 25, 2013. The Note Holders each hold a Cdn$5 million aggregate principal amount of Notes. Had the Notes Holders exercised their option on June 30, 2014, to settle the Notes in full in Common Shares, the Company would have issued 3,699,520 Common Shares at a weighted average conversion price of Cdn$2.70 per Common Share.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

During the six months ended June 30, 2014, the Company incurred financing costs of $0.04 million on the Notes which have been apportioned to the Notes and the conversion option of $0.03 million and $0.01 million, respectively. Financing fees and related transaction costs of the Notes were deducted pro-rata between the principal portion of the Notes and the conversion option. Financing costs allocated to the conversion option were expensed as part of interest and financing charges. The carrying value of the Notes is accreted up to the estimated cash outflow using the effective interest rate method.

For the three and six months ended June 30, 2014, the Company has recognized interest expense of $0.5 million and $0.7 million, respectively, and the amounts have been capitalized to the Rosemont Project. The effective interest rate on the Notes was between 18.7% and 22.1% per annum.

The Notes includes specified loan covenants which are assessed regularly and the Company is in compliance with these covenants.

Under IAS 32, Financial Instruments Presentation, the common share conversion option on the Notes has a Canadian dollar denominated conversion price which is different than the Company’s US dollar functional currency. As a result, the common share conversion option was classified as a derivative liability. The conversion option is fair valued at each balance sheet date with changes in the fair value being recognized in the Consolidated Statements of Comprehensive Loss. For the six months ended June 30, 2014, the Company recorded a $0.2 million marked-to-market loss on the derivative liability.

As at June 30, 2014, the common share conversion option had a fair value of $2.3 million (December 31, 2013 – $1.9 million) based on the following assumptions used in the Black-Scholes Option Pricing Model:

	June 30,	December 31,
	2014	2013
Expected life in years	0.1	3.7 to 3.8
Expected volatility	32%	69% to 70%
Expected dividend yield	0%	0%
Risk-free interest rate	1.09%	1.58%
Weighted average fair value of option	$0.47 to $0.69	$0.49 to $0.53

Prepaid Project Financing Costs

As at June 30, 2014, the Company had incurred to date $7.7 million (Cumulative to December 31, 2013 - $3.4 million) on legal, consulting and project lender fees and related expenses (collectively, “Transaction Costs”) on project financing activities to finance the construction of the Rosemont Project. These Transaction Costs were previously included in prepaids and other on the Condensed Interim Consolidated Statements of Financial Position until project financing had been obtained at which time the Transactions Costs were to be deducted from the loan proceeds.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On June 30, 2014, the Rosemont Project financing mandate letter (the “Mandate Letter”) with a syndicate of international financial institutions expired in accordance with its terms. The expiry of the Mandate Letter included fees under the termination provisions of the Mandate Letter. As a result, $7.7 million of Transaction Costs have been expensed in the Consolidated Interim Statements of Comprehensive Loss.

9.	SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: See Condensed Interim Consolidated Statements of Changes in Equity

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on the grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board.

The following table summarizes the Company’s stock options outstanding as at December 31, 2013 and June 30, 2014:

		Weighted
		Average
	Number of	Exercise Price
	Options	(Cdn$)
Outstanding as at January 1, 2013	6,775,335	$3.14
Granted	1,525,000	2.59
Exercised	(341,667)	0.68
Forfeited	(600,500)	3.79
Expired	(425,000)	4.04
Outstanding as at December 31, 2013	6,933,168	3.03
Granted	-	-
Exercised	(1,179,167)	0.69
Forfeited	-	-
Expired	-	-
Outstanding as at June 30, 2014	5,754,001	$3.47

During the six months ended June 30, 2014, a total of 1,179,167 stock options were exercised at a weighted average exercise price of Cdn$0.69 but only 976,409 common shares were issued due to certain employees electing the cashless exercise option. The weighted average share price when the stock options were exercised was Cdn$1.90.

No stock options were granted during the six months ended June 30, 2014.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company estimates the expected forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

The following table summarizes the stock options outstanding as at June 30, 2014:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
Exercise Prices	Outstanding	Price	Life	Exercisable	Price	Life
(Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$1.02 - $2.00	100,000	$1.30	3.54	100,000	$1.30	3.54
$2.01 - $3.00	1,984,334	2.56	3.44	1,123,994	2.54	3.26
$3.01 - $4.00	1,064,167	3.13	2.33	848,337	3.14	2.25
$4.01 - $4.45	2,605,500	4.37	2.67	2,167,500	4.35	2.88
	5,754,001	$3.47	2.89	4,239,831	$3.57	2.89

d)	Share Purchase Warrants

The following table summarizes the outstanding common share purchase warrants as at December 31, 2013 and June 30, 2014 (Note 8):

	Exercise		December 31,				June 30,
	Price	Expiry Date	2013	Issued	Exercised	Expired	2014
Warrants	$3.85	April 22, 2014	416,749	-	-	(416,749)	-
Warrants	$3.85	July 22, 2015	1,374,951	-	-	-	1,374,951
Warrants	$2.12	December 12, 2016	3,300,000	-	-	-	3,300,000
			5,091,700	-	-	(416,749)	4,674,951

Under IAS 32, Financial Instruments Presentation, warrants having a strike price denominated in a currency other than the functional currency of the issuer or an exercise price that may be subject to adjustment under certain conditions are classified as a warrants liability and are fair valued at each balance sheet date. On January 8, 2014, the 3,300,000 warrants expiring on December 12, 2016, were no longer subject to a price adjustment and the $1.4 million fair value was reclassified from a warrants liability to equity. The Company had recognized a $0.3 million gain from changes in the fair value of the warrants to January 8, 2014.

e)	Restricted Share Units and Restricted Shares

The restricted share units and restricted share plan (“RSU Plan”) was created to align the directors’, employees’ and consultants’ (collectively the “Participants”) interests with the shareholders’ interests. The fair value of the restricted share units issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the common shares underlying the restricted share units are issued on each anniversary date or when the vesting conditions are met. The fair value of the restricted shares and restricted share units is amortized to either the condensed interim consolidated statements of comprehensive loss or capitalized to development costs, if issued to Rosemont Project Participants over the vesting period with a corresponding credit to reserves.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On February 11, 2014, the Company issued an aggregate of 230,000 restricted shares to certain officers and one director at a price of $2.95 (Cdn$3.20) with an expiry date of December 31, 2014 and vest on the Company’s receipt of the final ROD.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2013 and June 30, 2014:

	December 31,				June 30,
Issue dates	2013	Issued	Forfeited	Vested	2014
Restricted shares
February 10, 2011	260,000	-	(260,000)	-	-
January 30, 2012	90,001	-	-	(45,000)	45,001
March 26, 2013	155,000		(72,500)	(10,000)	72,500
February 11, 2014	-	230,000	-	-	230,000
	505,001	230,000	(332,500)	(55,000)	347,501
Restricted share units
February 10, 2011	135,000	-	-	-	135,000
January 30, 2012	36,667	-	-	(18,333)	18,334
May 7, 2012	13,334	-	-	(6,667)	6,667
March 26, 2013	130,000		(45,000)	(40,000)	45,000
	315,001	-	(45,000)	(65,000)	205,001
Total	820,002	230,000	(377,500)	(120,000)	552,502

10.	SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

a)	Changes in working capital items

	Six months ended
	June 30,
	2014	2013
Accounts receivable	$(162,339)	$(81,590)
Due from related parties	(57,866)	(116,213)
Prepaids and other	286,545	(227,778)
Accounts payable and accrued liabilities	3,640,924	(290,327)
	$3,707,264	$(715,908)

Interest received	$5,110	$16,882
Interest paid	51,973	-
Income taxes paid	$-	$-

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)	Accounts and other receivables

	June 30,	December 31,
	2014	2013
UCM receivable	$8,441,189	$7,424,289
Other	432,658	230,351
	8,873,847	7,654,640
Less long-term portion of UCM receivable	(8,441,189)	-
Accounts receivable	$432,658	$7,654,640

The UCM receivable was reclassified to non-current based on management’s best estimate on the timing of the drawdown of UCM’s Tranche 2, $106 million funding for the Rosemont construction. The Company holds no collateral for any receivables outstanding as at June 30, 2014, and anticipates full recovery of these amounts.

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at June 30, 2014, included in due from related parties was $0.12 million (December 31, 2013 - $0.01 million).

The Company and the Related Companies has a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Costs incurred by ManCo are allocated between the Related Companies based on time incurred and use of services and are charged at cost. For the three and six months ended June 30, 2014, ManCo charged the Company $0.4 million and $0.8 million (three and six months ended June 30, 2013 - $0.3 million and $0.6 million), respectively.

The Company entered into a Notes Purchase Agreement with Mr. Richard W. Warke, the Executive Chairman and director of the Company. The Company issued an aggregate of Cdn$5 million in Notes to Mr. Warke in accordance with the terms of the Notes Purchase Agreements. During the six months ended June 30, 2014, 52,260 common shares were issued to Mr. Warke to settle $0.2 million of interest owing on the Notes.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Salaries and benefits	$667,907	$550,977	$1,229,034	$1,099,721
Stock-based compensation	500,398	611,378	1,119,661	1,223,205
	$1,168,305	$1,162,355	$2,348,695	$2,322,926

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

12.	FINANCIAL INSTRUMENTS

IFRS 13, Fair Value Measurements, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, warrants liability, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. The warrants and derivative liabilities are classified as Level 2 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	June 30,	December 31,
	2014	2013
Cash and cash equivalents	$298,651	$460,252
Accounts receivable	330,146	334,205
Short-term investments	137,700	145,935
Accounts payable and accrued liabilities	(3,163,024)	(658,661)
Derivative liability	(2,473,086)	(2,058,157)
Long-term debt	(6,964,457)	(6,682,008)
	$(11,834,070)	$(8,458,434)

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2014, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $1.1 million (2013 - $0.8 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large U.S. bank and are invested in either short-term GICs or high interest saving accounts. The partner receivable is with UCM, a company formed by Korea Resources Corporation (“KORES”) and LG International Corp. (“LGI”). KORES is wholly-owned and supported by the Korean government and LGI is part of the LG Group, one of the largest conglomerates of South Korea. Management believes the risk of loss is remote.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont Project for the next twelve months, the Company will require additional funding to meet its obligations as they become due. The Company is dependent on the willingness and ability of Hudbay to fund the Company’s ongoing expenditures.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont Property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue additional Common Shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

13.	COMMITMENTS

The following table lists the known contractual obligations at June 30, 2014:

	Less than 1			More than 5
	year	1-3 years	3-5 years	years	Total
Accounts payable and accrued liabilities	$11,796,027	$-	$-	$-	$11,796,027
Other liability (Note 6)	3,311,980				3,311,980
Long-term debt (Note 8)	116,385,755	1,311,353	9,677,704	-	127,374,812
JPAR and right of way	6,849,206	14,463,847	-	-	21,313,053
Property, plant and equipment	1,851,100	-	-	-	1,851,100
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,290,049	2,923,324	2,717,517	33,249,061	40,179,951
	$141,484,117	$79,493,929	$12,395,221	$33,249,061	$266,622,328

For purchase agreements related to long-lead time equipment, in the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash deposits of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered (escalated at 1% per annum commencing after 3 years of production), or the prevailing market price, if lower, during the mine life. The drawdown of the cash deposits is subject to the Company receiving the final required permits and the arrangement of project financing.

In September 2010, the Company, in connection with formation of the Rosemont joint arrangement and the EI Agreement, provided UCM with the right to enter into off-take agreements with Rosemont for the purchase of 30% of copper concentrate and 20% of molybdenum concentrate produced annually from Rosemont at market terms. These offtake contracts have not yet been executed.

In the event of a change in control, the Cdn $10 million Notes, along with accrued and unpaid interest to maturity, is subject to an accelerated conversion (the “Change of Control Payment”) concurrent with the closing of the change of control transaction. The Change of Control Payment is payable in either cash or common shares of the Company at the option of the Note Holders. Refer to Note 15a for details on the Hudbay acquisition of Augusta.

The Company has also signed an off-take agreement with Red Kite for the sale of 20% of Rosemont’s annual copper concentrate production until such time as a cumulative total of 1.5 million dry metric tonnes of copper concentrate have been delivered to Red Kite at market pricing.

14.	SEGMENTED INFORMATION

The Company operates in one industry segment – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at June 30, 2014, the Company’s non-current assets in Canada were $8.7 million (December 31, 2013 - $0.3 million) and in the U.S. were $324.5 million (December 31, 2013 - $307.3 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties, UCM receivable, and other assets.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the net comprehensive income (loss) by geographic location for the three and six months ended June 30, 2014 and 2013:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Canada	$1,316,993	$(1,165,446)	$(5,179,312)	$(2,630,403)
U.S.	(5,411,975)	(620,660)	(5,721,405)	(1,366,151)
Net comprehensive loss	$(4,094,982)	$(1,786,106)	$(10,900,717)	$(3,996,554)

15.	SUBSEQUENT EVENTS

a)

On July 17, 2014, Hudbay publicly disclosed that it took up 116,233,761 common shares ("Augusta Shares") of Augusta that were validly deposited under Hudbay's offer to acquire all of the outstanding Augusta Shares not already owned by Hudbay or its affiliates for consideration per Augusta Share of 0.315 of a common share of Hudbay and 0.17 of a warrant to acquire a common share of Hudbay (the "Offer"). The Augusta Shares taken up under the Offer, together with those already owned by Hudbay, represent approximately 92% of the issued and outstanding Augusta Shares.

Hudbay extended the Offer until July 29, 2014 and on that date publicly disclosed that it took up an additional 6,100,762 Augusta Shares, bringing Hudbay’s total ownership to approximately 96% of the issued and outstanding Augusta Shares.

Members of Hudbay's management team have assumed management positions with Augusta and replaced certain members of Augusta's senior management team and certain members of the Augusta Board of Directors were replaced by nominees of Hudbay. In particular, David Bryson, Alan Hair, Patrick Donnelly and Patrick Merrin were appointed to the Augusta Board of Directors, joining current directors Lenard Boggio, Timothy Baker and W. Durand Eppler. Gilmour Clausen, Christopher Jennings, Robert Pirooz, Robert Wares and Richard Warke have resigned from the Augusta Board of Directors.

b)

On July 17, 2014, Hudbay and Augusta entered into a loan agreement (the "Loan Agreement") pursuant to which Hudbay agreed to provide an unsecured loan facility in the maximum aggregate amount of Cdn$40 million to Augusta and its wholly-owned subsidiary, Augusta Resource (US) Corporation. Such loan will accrue interest on the unpaid principal amount at a rate of 8% per annum, calculated and compounded quarterly. Advances under the Loan Agreement are subject to customary conditions. The loan is intended to provide short-term working capital amounts to Augusta and Augusta Resource (US) Corporation. Hudbay and Augusta are related parties and the Loan Agreement is a related party transaction. Hudbay has subsequently increased the available amount under the Loan Agreement to $200 million for the purpose, in part, to enable Augusta to repay the Expanded Loan on August 14, 2014.